

Mail Stop 3720

November 21, 2007

David W. Robinson, Esq.
General Counsel and Corporate Secretary
Glowpoint, Inc.
225 Long Avenue
Hillside, NJ 07205

> **Re:** **Glowpoint, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2007**
> **File No. 333-146838**
> **Annual Report on Form 10-K for the year ended December 31, 2006**
> **Filed June 6, 2007**
> **File No. 000-25940**
> **Form 10-Q for period ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 000-25940**

Dear Mr. Robinson:

  We have reviewed the above filings and have the following comments. We have limited our review of your Form S-1 to consideration of your disclosure concerning the convertible note, warrant and preferred share transactions and related matters and we have limited our review of your Forms 10-K and 10-Q to the comments set forth below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   We note that you are registering the sale of 42,111,582 shares. Given the size
        relative to the number of shares outstanding held by non-affiliates, the nature of
        the offering and the selling security holders, the transaction appears to be a
        primary offering. Because you are not eligible to conduct a primary offering on
        Form S-3 you are not eligible to conduct a primary at-the-market offering under
        Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed
        for the duration of the offering and the selling shareholders must be identified as
        underwriters in the filing.

        If you disagree with our analysis, please advise the staff of the company's basis
        for determining that the transaction is appropriately characterized as a transaction
        that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please
        address the following among any other relevant factors:

        •   The number of selling shareholders and the percentage of the
                overall offering made by each shareholder;

        •   The date on which and the manner in which each selling
                shareholder received the shares and/or the overlying securities;

        •   The relationship of each selling shareholder with the company,
                including an analysis of whether the selling shareholder is an
                affiliate of the company;

        •   Any relationships among the selling shareholders;

        •   The dollar value of the shares registered in relation to the proceeds
                that the company received from the selling shareholders for the
                securities, excluding amounts of proceeds that were returned (or
                will be returned) to the selling shareholders and/or their affiliates
                in fees or other payments;

        •   The discount at which the shareholders will purchase the common
                stock underlying the convertible notes (or any related security,
                such as a warrant or option) upon conversion or exercise; and

        •   Whether or not any of the selling shareholders is in the business of
                buying and selling securities.

Prospectus Summary, page 1

The Offering, page 3

2.   Disclose that the number of shares being registered represents __% of your shares currently outstanding and __% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

3.   Disclose the conversion price of the Series C preferred stock.

Management's Discussion and Analysis, page 32

March and April 2006 Financing, page 34
Non-Exercisability of Series B Warrants, page 35
September 2007 Financing, page 36

4.   Please disclose all material terms of the notes, warrants and preferred shares overlying the shares being registered for resale. For example, describe the following:

    •   the anti-dilution and other terms of the notes, warrants and preferred shares that could result in an adjustment to the conversion/exercise price (including any provisions whereby the conversion/exercise price may be adjusted based on the market price of the company's stock);

    •   the minimum Adjusted EBITDA requirement;

    •   the company's option to pay interest in cash or additional convertible notes;

    •   optional and mandatory redemption/prepayment and conversion provisions; and

    •   the beneficial ownership limitations.

    These are just examples. Please expand your disclosure accordingly.

5.   Please disclose whether registration rights exist with respect to the shares underlying the 6,180,000 Series B warrants issued in the March/April 2006 financing or the 3,625,000 warrants which were amended in that financing. If so, describe the terms of such registration rights**.**

6.   Please disclose the term of the Series B warrants and indicate whether any holders have objected to your non-exercisability determination.

7.   Please disclose the total dollar value of the securities underlying the convertible notes, warrants and preferred shares that you have registered for resale (using the number of underlying securities that you have registered for resale and the current market price per share for those securities).

8.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, original issue discount, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

9.   Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment eight;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes, warrants, preferred shares and any other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments ten and eleven.

Further, please disclose – as a percentage – of the total amount of all possible payments (as disclosed in response to comment eight and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to comment ten divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Selling Stockholders, page 67

10.   Please provide tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion/exercise price discount for the securities underlying the convertible notes and warrants overlying the shares being registered for resale, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible notes and warrants based upon the current market price of the issuer's stock;

  - the conversion/exercise price per share of the underlying securities on the dates of the sales of the convertible notes and warrants;

  - the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion/exercise throughout the terms of the notes/warrants);

  - the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the current market price per share and the total possible shares underlying the convertible notes and warrants;

  - the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion/exercise price of the convertible notes and warrants and the total possible number of shares the selling shareholders may receive; and

  - the total possible discount to the current market price, calculated by subtracting the total conversion/exercise price of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants.

11.   Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other notes, warrants, preferred shares or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

12. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

13.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note and preferred stock transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

14. Please disclose the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the dates of the announcements of the convertible note transactions and the filing of the registration statement (*e.g.*, before or after the announcements of the convertible note and preferred stock transactions, before the filing or after the filing of the registration statement, etc.).

15. Please provide:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sales of the convertible notes, warrants and preferred shares; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sales of the convertible notes, warrants and preferred shares.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

16.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Similarly revise the beneficial ownership table appearing on page 61.

Plan of Distribution, page 69

17.   Tell us in your response letter whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true:

* that such seller purchased in the ordinary course of business; and

* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Part II

Signatures, page II-5

18.   Your registration statement must be signed by your principal accounting officer or controller as required by Form S-1. Refer to Instruction 1 under the heading Signatures. Provide the appropriate signatures with your next amendment.

Annual Report filed on Form 10-K for the year ended December 31, 2006

Notes 1 – The Business

Going concern, page F-9

19.   Tell us if you performed an evaluation of the carrying amount of long-lived assets for potential impairment in view of the factors that raise substantial doubt about your ability to continue as a going concern. Expand the disclosures in the

critical accounting polices section of MD&A at page 35 to indicate whether your performed an impairment evaluation and the results of your assessment. Also revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. Please refer to section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Form 10-Q for the period ended September 30, 2007

Note 5 – Senior Secured Convertible Notes

Accounting for Conversion Feature and Series A and A-2 Warrants Derivative Liabilities, page 15

20.   We note that you account for registration rights agreements containing a cash settlement provision for liquidated damages as a derivative liability subject to SFAS 133. Tell us how you applied the guidance in FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements, in accounting for the contingent obligation for potential payments under registration rights agreements for convertible debt, convertible preferred stock, and warrants.

The adoption of FASB Staff Position EITF 00-19-2 could also have an impact on your assessment of whether convertible debt and convertible preferred stock include a beneficial conversion feature. Tell us how you applied the guidance in Issue 1 of EITF 00-27 in calculating the effective conversion price.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Cheryl A. Gorman, Esq.
        Gibbons P.C.
        Via facsimile: (973) 596-0545